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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                        Empire Financial Holding Company

                                (Name of Issuer)

                      Common Stock par value $.01 per share

                         (Title of Class of Securities)

                                   291658 10 2

                                 (CUSIP Number)



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 23, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. ..................................
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. E.F.H. Partners, LLC I.R.S. Identification Nos. of above persons (entities only).

            ....................................................................
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................
                  ..............................................................

            (b)   ..............................................................
--------------------------------------------------------------------------------

      3.    SEC Use Only .......................................................
--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) .....00 .........................
--------------------------------------------------------------------------------

      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)..................................................
--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization Delaware.......................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      Number of Shares Beneficially Owned By Each Reporting Person With

            7.    Sole Voting Power .....4,383,332..............................
--------------------------------------------------------------------------------

            8.    Shared Voting Power ..........................................
--------------------------------------------------------------------------------

            9.    Sole Dispositive Power .....4,383,332.........................
--------------------------------------------------------------------------------

            10.   Shared Dispositive Power .....................................
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            .....4,383,332......................................................
--------------------------------------------------------------------------------

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) .....64.3%.......
--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) .....00.................
--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER

      This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Empire Financial Holding Company a Florida corporation (the "Company"), which has its principal executive offices at 2170 West State Road 434, Suite 100, Longwood, Florida 32779.

ITEM 2. IDENTITY AND BACKGROUND


(a-)(c), (f) EFH Partners, LLC ("EFH") is a Delaware limited liability company formed for the purpose of entering into the transaction discussed herein. The principal office of EFH is 405 Park Avenue, Suite 1401, New York, NY 10022. EFH is run by a Board of Managers consisting of Mr. Steve Rabinovici and Mr. Steve Horowitz.

                Mr. Rabinovici's present principal occupation is President of Pet Experience, Inc. The business address of Mr. Rabionovici is 4080 Hempstead Turnpike, Bethpage, NY 11714. Mr. Rabinovici is a citizen of the United States of America.

                Mr. Horowitz's present principal occupation is an attorney. The business address of Mr. Horowitz is c/o Moritt, Hock, Hamroff & Horowitz, 400 Garden City Plaza, Garden City, New York 11530

(d) -(e)        None of the Reporting  Persons has,  during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The funds used by EFH to acquire the securities to which this statement relates were funds which EFH had on hand from the sale of membership (equity) interests in EFH. In addition to paying cash for their membership interests, one of the members of EFH assigned to EFH a note in the principal amount of $200,000 made by the Company (the "Note"). The members of EFH used funds which they had on hand to acquire their membership interests in EFH.

        On May 23, 2005, pursuant to the terms of a Stock Purchase Agreement made as of March 8, 2005, by and between EFH and the Company (the "Company Stock Purchase Agreement"), EFH acquired from the Company (i) 7,000 shares of Class B Convertible Preferred Stock ("Class B Stock") and (ii) an option to purchase 1,666,666 shares of Common Stock at a price of $.60 per share (the "Company Option"), in exchange for $500,000 in cash and cancellation of the Note. The Class B Stock is convertible into 1,166,666 shares of Common Stock. A copy of each of the Stock Purchase Agreement and the Company Option is filed as an Exhibit to this Schedule 13D. In addition, the Company granted to EFH certain registration rights with respect to the Common Stock referred to above. A copy of the Registration Rights Agreement is filed as an exhibit to this Schedule 13D.

        Pursuant to the terms of the Company Stock Purchase Agreement, on May 23, 2005 two of the Company's four directors resigned and three new directors designated by EFH----Mr. Steve Rabinovici, Mr. Kirk Warshaw and Mr. John Rudy--- were appointed as directors of the Company, with Messrs. Rabinovici and Warshaw taking office on such date and Mr. Rudy to take office on the tenth day following the day on which the information required by Rule 14 (f) of the Securities and Exchange Act of 1934, as amended is filed with the Securities and Exchange Commission and mailed to the Company's shareholders (the "14(f) Statement"). Such filing and mailing has not yet occurred.

        Also, on May 23, 2005, EFH loaned $250,000 to the Company pursuant to a Loan Agreement by and between EFH and the Company.

        Simultaneously with the closing of the transactions described above, pursuant to the terms of a Stock Purchase and Option Agreement made as of March 8, 2005, by and between EFH and Kevin M. Gagne ("Gagne") and the Gagne First Revocable Trust (collectively the "Gagne Parties"), EFH acquired from the Gagne Parties (i) 500,000 shares of Common Stock and (ii) an option (the "Gagne Option") to purchase 1,050,000 shares of common stock at various prices ranging from $1.25 to $2.25 per share (the " Gagne Option Shares"), in exchange for $500,010 in cash. The Gagne Parties have granted an irrevocable proxy to EFH to vote the Gagne Option Shares; provided that without the approval of the Gagne Parties, EFH may not vote the Gagne Option Shares in favor of (i) the sale of all or substantially all of the assets of the Company, (ii) the merger of the Company with any other entity or (iii) authorizing a new Employee Stock Option Plan or increasing the number of shares of common stock available under any existing Employee Stock Option Plan. A copy of each of the Gagne Option and the related proxies are filed as an exhibit to this Schedule 13D.

        Gagne is a former director and the former Chief Executive Officer of the Company.

ITEM 4. PURPOSE OF TRANSACTION

        As described above, the purpose of the transaction was to effectuate a change in the Company's Board of Directors and to otherwise control the affairs of the Company by virtue of the fact that EFH has the right to vote in excess of 50% of the outstanding voting shares of the Company. In addition, to acquiring Common Stock, pursuant to conversion of the Class B Stock and/or exercise of the Company Option and the Gagne Option, each of the Reporting Persons may from time to time acquire additional Common Stock through open market purchases or in privately negotiated transactions.

        Except as set forth herein, including with respect to the change in the members of the Company's Board of Directors as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in the following: (a) the acquisition by any persons of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any additional changes in the board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) EFH owns 500,000 shares of Common Stock, 7,000 shares of Class B Stock (convertible into 1,166,666 shares of Common Stock) and has the right to acquire 2,716,666 shares of Common Stock pursuant to the Company Option and the Gagne Option, which in the aggregate represents approximately 64.3% of the class.

(b) EFH has the sole power to vote and dispose of all of the above mentioned securities.

(c) On May 23, 2005 EFH acquired 7,000 shares of Class B Stock and the Company Option from the Company, for $500,000 and cancellation of the Note. Also, on May 23, 2005 EFH acquired 500,000 shares of Common Stock and the Gagne Option from Gagne for $500,010.

(d)     Not applicable

(e)     Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        As described above in connection with the Gagne Option the Gagne Parties have granted to EFH irrevocable proxies with respect to the Gagne Option Shares. In addition, the Company has granted certain registration rights to EFH with respect to the Common Stock to be received upon conversion of the Class B Stock and/or the exercise of the Company Option.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.      Stock Purchase Agreement made as of March 8, 2005 by and between
                EFH and the Company.


Exhibit B.      Option Agreement by and between EFH and the Company with respect to 1,666,666 shares of Common Stock.


Exhibit C.      Registration  Rights  Agreement  by  and  between  EFH  and  the
                Company.


Exhibit D.      Option  Agreement by and between EFH and the Gagne  Parties with respect to 1,050,000 shares of Common Stock.


Exhibit E.      Proxies with respect to Gagne Option Shares.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  June 2, 2005
--------------------------------------------------------------------------------
Date
                  /s/ Steven M. Rabinovici
--------------------------------------------------------------------------------
Signature
                  Steven M. Rabinovici, Manager
--------------------------------------------------------------------------------
Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A
                                    ---------

                            STOCK PURCHASE AGREEMENT
                            ------------------------

      This Stock Purchase Agreement (this "Agreement") is made as of March 8, 2005, between EFH Partners, LLC, a Delaware limited liability company (the "Purchaser"), and Empire Financial Holding Company, a Florida corporation (the "Company").

      WHEREAS, the Company is authorized to issue 100,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock");

      WHEREAS, prior to the closing of the transactions contemplated by this Agreement the Company will designate 7,000 shares of its Preferred Stock as Series B Convertible Preferred Stock ("B Preferred Stock") and 8,000 shares of its Preferred Stock as Series C Convertible Preferred Stock ("C Preferred Stock") each having the rights and designations as are set forth on Exhibit A hereto;

      WHEREAS, the Company currently has issued and outstanding approximately 3,542,525 shares of Common Stock and 10,000 shares of Series A Preferred Stock;

      WHEREAS, the Company wishes to sell to the Purchaser 7,000 shares of B Preferred Stock and the Purchaser wishes to purchase 7,000 shares of B Preferred Stock, upon the terms and conditions set forth in this Agreement; and

      WHEREAS, the Purchaser and Empire have simultaneously herewith entered into an agreement, whereby Purchaser will at the Closing Date (as defined below) loan to Empire $250,000 (the "Loan Agreement");

      NOW, THEREFORE, in consideration of the premises and the covenants herein contained, the parties hereto agree as follows:

Company:_______                                                Purchaser:_______

      1.    PURCHASE AND SALE OF B PREFERRED STOCK AND GRANT OF OPTION.

            1.1 PURCHASE OF B PREFERRED STOCK. At the Closing (as defined below);


            (a) The Company agrees to issue to the Purchaser 7,000 shares of its B Preferred Stock and an option, in the form attached hereto as Exhibit B, to purchase up to 1,666,666 shares of its Common Stock (the "Company Option"), and the Purchaser agrees to pay to the Company $700,000 (the "BPS Purchase Price") for such shares and the Company Option.

            (b) The Company will deliver to the Purchaser a certificate for 7,000 shares of B Preferred Stock registered in the name of the Purchaser (the "B Certificate").

            (c)   The Company will deliver to the Purchaser the Company Option.

            (d) The Purchaser will deliver to the Company the BPS Purchase Price by

                  (i) paying to the Company $500,000 by certified or bank check (the "Purchase Price Check"); and

                  (ii)  delivering to the Company for  cancellation a promissory note in the principal amount of $200,000 made by the Company and payable to Turquoise Partners, LLC (the "Turquoise Note").

            1.2   LEGEND.   The B Certificates and all certificates representing
shares of Common Stock deliverable upon conversion of the B Preferred Stock and exercise of the Company Option shall bear the following legend:

            THE SHARES  REPRESENTED BY THIS  CERTIFICATE  HAVE BEEN ACQUIRED FOR
            INVESTMENT PURPOSES ONLY AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNTIL (I) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933,


                                       2
Company:_______                                                Purchaser:_______

            AS AMENDED (THE "ACT"), SHALL HAVE BECOME EFFECTIVE WITH RESPECT THERETO OR (II) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER.

      2.    CLOSING AND ESCROW.

            2.1 CLOSING The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, New York, New York 10022 at 10:00 A.M. on the second business day following the satisfaction of the last of the closing conditions set forth in Sections 7.5 and 7.6, or at such other place, date or time as shall be mutually agreed on by the Company and the Purchaser (such time and such date or such other agreed upon time and date is called the "Closing Date").

            2.2 ESCROW. The Purchase Price Check, the Turquoise Note, and the director resignations contemplated in Section 5.1 shall simultaneously with the execution of this Agreement be delivered to Greenberg Traurig, LLP, 13155 Noel Road, Suite 600, Dallas, Texas 75240, to be held by Greenberg Traurig, LLP pursuant to the terms of that certain escrow agreement, dated of even date herewith, among Kevin M. Gagne, the Gagne First Revocable Trust, the Company, the Purchaser and Greenberg Traurig, LLP (the "Escrow Agreement") .

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser, that:

            3.1   AUTHORITY  AND  COMPLIANCE.   The  Company  has full power and
authority to execute and deliver this Agreement, the Loan Agreement and the Escrow Agreement. The

                                       3
Company:_______                                                Purchaser:_______

Company has taken all corporate actions, which are necessary to authorize the execution, delivery and performance of this Agreement, the Loan Agreement, the Escrow Agreement, the issuance of the B Preferred Stock, and the consummation of the transactions contemplated hereby and thereby. This Agreement, the Loan Agreement and the Escrow Agreement have been duly and validly executed and delivered on behalf of the Company and constitute a valid obligation of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, arrangement or moratorium laws or similar laws affecting the enforcement of creditors' rights generally and by general equity principles (whether asserted in an action at law or in equity).

            3.2 NO BREACH; NO DEFAULT. Neither the execution, delivery or performance of this Agreement, the Loan Agreement or the Escrow Agreement, nor the consummation of the transactions contemplated hereby and thereby by the Company, (a) conflicts with or results in any breach of, (b) constitutes a default under, (c) results in a violation of, or (d) gives any third party any right to accelerate any obligation under, any contract to which the Company is a party or by which any of its assets are bound, nor conflicts with or violates any provision of the Company's Certificate of Incorporation or Bylaws.

            3.3 FILINGS, CONSENTS AND APPROVALS. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or any corporation, company, partnership, joint venture, other entity or natural person (collectively, a "Person") in connection with the execution, delivery and performance by the Company of the

                                       4
Company:_______                                                Purchaser:_______
transactions contemplated by this Agreement, the Loan Agreement or the Escrow Agreement, except for the NASD Approval and AMEX Rules Compliance (as defined below).

            3.4 CAPITALIZATION OF THE COMPANY. The total authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, of which approximately 3,542,525 shares of Common Stock and 10,000 shares of A Preferred Stock are currently issued and outstanding

            3.5   OPTIONS,  ETC.   Except  as set  forth in  Schedule  3.5,  the
Company does not have outstanding any

            (a) options, warrants or other rights to purchase, acquire or convert into any shares of its capital stock or other equity securities, or

            (b) any other agreement or right (preemptive, contractual or otherwise) to issue or sell any such shares of its capital stock or other equity securities.

            3.6 NO RESTRICTIONS ON SECURITIES. Except as may be set forth on the Exhibits to the SEC Reports (as defined below) the Company is not a party to any agreement relating to the voting of shares of its capital stock on any matter.

            3.7 SEC FILINGS. The Company has filed all reports required to be filed by it under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), since January 1, 2003 (the foregoing being collectively referred to herein as the "SEC Reports"). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they

                                       5
Company:_______                                                Purchaser:_______
were made, not misleading; except as such SEC Reports may have been modified or amended by the subsequent filing of any SEC Report and except for the possible effect of any Mutual Fund Proceeding (as hereinafter defined). The financial statements included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Securities and Exchange Commission with respect thereto as in effect at the time of filing, except as such financial statements may have been modified or amended by the subsequent filing of any SEC Report and except for the possible effect of any Mutual Fund Proceeding. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments, except as such financial statements may have been modified or amended by the subsequent filing of any SEC Report and except for the possible effect of any Mutual Fund Proceeding. As used in this Agreement, "Mutual Fund Proceeding" shall mean any action, suit, proceeding, arbitration or alternative dispute resolution mechanism, or any hearing, inquiry or investigation related to the trading of mutual fund shares by Empire financial Group, Inc., a wholly owned subsidiary of the Company ("EFG"), on behalf of its customers that has been commenced or may be commenced in the future by the SEC, the Attorney General of the State of New York or any other government or regulatory agency or authority.

            3.8   B PREFERRED STOCK.   The B Preferred Stock to be issued to the
Purchaser as contemplated by this Agreement will upon delivery to the Purchaser be duly authorized,

                                       6
Company:_______                                                Purchaser:_______
validly issued, fully paid and non-assessable. The Company has reserved from its duly authorized (but unissued) Common Stock 1,166,667 shares of its Common Stock for issuance upon conversion of the B Preferred Stock.

            3.9 LEGAL PROCEEDINGS; CUSTOMER COMPLAINTS. Except as described in the SEC Reports, there are no claims, actions, suits, proceedings, arbitrations or investigations, either administrative or judicial, pending or, to the Company's actual knowledge, threatened `by, or against, the Company or any of its subsidiaries that are required to be disclosed in the SEC Reports or that specifically relating to the transactions contemplated by this Agreement, at law or in equity or otherwise, before or by any court or governmental agency or body, domestic or foreign, or before an arbitrator of any kind. The Company has previously delivered to the Purchaser a true and correct list of all written complaints received by the Company or any of its subsidiaries from its customers with regard to the brokerage business of EFG since January 1, 2003 and the current status or disposition of such complaints.

            3.10 CERTAIN CORRESPONDENCE. The Company has previously delivered to the Purchaser a true and correct copy of (a) the notice, dated July 22, 2004, received from the AMEX regarding the failure of the Company to meet the net worth requirement for continued listing and granting the Company until November 12, 2005 to comply with such minimum net worth requirement and (b) a letter dated May 24, 2004, from the SEC to EFG, advising EFG that the staff of the SEC intends to recommend that the SEC commence civil injunctive action and public administrative proceedings against EFG and certain of its former employees in connection with the trading of mutual fund shares on behalf of certain of EFG's customers (collectively, the "Correspondence"). Neither the Company nor EFG has received any subsequent correspondence

                                       7
Company:_______                                                Purchaser:_______
or other communication from the AMEX or SEC, as the case may be, that materially alters or modifies the matters described in the Correspondence.

            3.11 NASD. The Company has previously provided to the Purchaser a true and correct copy of the membership agreement between EFG and the National Association of Securities Dealers, Inc. (the "NASD"). The Company has previously provided to the Purchaser true and correct copies of all exit letters and other material written correspondence received by EFG from the NASD since January 1, 2003.

      4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER TO THE COMPANY. The Purchaser hereby represents and warrants to the Company as follows:

            4.1   GOOD STANDING;  AUTHORITY AND  COMPLIANCE.   The  Purchaser is
duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has full power and authority to execute and deliver this Agreement, the Loan Agreement, the Escrow Agreement and the Company Option. This Agreement, the Loan Agreement and the Escrow Agreement have been duly and validly executed and delivered on behalf of the Purchaser and constitute (and when executed the Company Option will constitute) valid obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except to the extent that such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, arrangement or moratorium laws or similar laws affecting the enforcement of creditors' rights generally and by general equity principles (whether asserted in an action at law or in equity). Except for the NASD Approval, no consent, authorization or approval of, exemption by, or filing with, any domestic governmental or administrative authority, or any court, is required to be obtained or made by the Purchaser in

                                       8
Company:_______                                                Purchaser:_______
connection with the execution, delivery and performance of this Agreement, the Loan Agreement or the Escrow Agreement by the Purchaser or the consummation of the transactions contemplated thereby by the Purchaser.

            4.2 NO CONFLICT. The performance of this Agreement, the Loan Agreement or the Escrow Agreement by the Purchaser and the consummation of the transactions contemplated hereby or thereby will not result in a breach or violation of any of the terms or provisions of, or constitute a default under
(i) the Certificate of Formation or the Operating  Agreement of the Purchaser or
(ii) any contract or other agreement or instrument to which the Purchaser is a party.

            4.3 PURCHASE FOR OWN ACCOUNT. The Purchaser is acquiring the B Preferred Stock and the Company Option for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to, or for the resale in connection with, any distribution thereof. The Purchaser understands that neither the B Preferred Stock nor the Company Option has been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein.

            4.4 RESTRICTED SECURITIES. The Purchaser understands that the B Preferred Stock, the Company Option and any Common Stock received upon conversion of the B Preferred Stock or the exercise of the Company Option is characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such B Preferred Stock, Company Option and any Common Stock received upon

                                       9
Company:_______                                                Purchaser:_______
conversion of the B Preferred Stock or the exercise of the Company Option may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, the Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

            4.5   ACCREDITED INVESTOR STATUS.   Each  member of the Purchaser is
an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act (an "Accredited Investor").

      5.    COVENANTS

            5.1 BOARD OF DIRECTORS. Each of Mr. John J. Tsucalas and Mr. Bradley L. Gordon will simultaneously with the execution of this Agreement deliver their respective resignations as directors of the Company, which will be effective as of the Closing Date, and the board of directors of the Company shall prior to the Closing adopt resolutions (a) to increase the number of directors of the Company constituting the entire Board from four to five persons in accordance with the Company's bylaws and (b) to elect three individuals as directors of the Company who were designated by the Purchaser and reasonably acceptable to the Company, two of whom must be independent in accordance with the AMEX regulations (the "Designees"), with two of the Designees to take office simultaneously with the Closing and the third Designee to take office as soon as the Company shall have complied with the provisions of Section 14 (f) of the Securities and Exchange Act of 1934, as amended.

            5.2 AMEX RULES COMPLIANCE. The Company and the Purchaser will use all commercially reasonable efforts to comply with, or to obtain a written waiver by the AMEX of, any applicable requirement that the transactions contemplated by this Agreement, (including

                                       10
Company:_______                                                Purchaser:_______
without limitation the issuance of shares of Common Stock to the Purchaser pursuant to the Company Option) or by the Stock Exchange Agreement (as defined below), be approved by the shareholders of the Company in order that the Common Stock shall continue to be listed on the AMEX (the "AMEX Rules Compliance").

            5.3 NASD APPROVAL. The Company and the Purchaser shall each use their commercially reasonable efforts to obtain the NASD Approval (as defined below) and to cooperate with each other in such efforts and will provide to each other copies of all communications with the NASD. Without limiting the generality of the foregoing, the Company agrees that it will within 10 business days after the date of this Agreement file with the NASD any notice, form or application that may be necessary or required by the NASD in order to obtain the NASD Approval and respond to any NASD request for additional information as soon as reasonably practicable, but in no event more than 10 business days after receiving such request. In respect thereto the Purchaser shall within 5 business days of a request therefore provide to the Company any information with regard to the Purchaser, any of its members and/or the Designees as shall be required or requested by the NASD. For purposes of this Agreement, the term "NASD Approval" shall mean the expiration of any applicable waiting period or the receipt of any required affirmative approval by the NASD relating to the consummation of the transactions contemplated by this Agreement, that certain Stock Exchange Agreement, dated the date hereof, by and between Kevin M. Gagne and the Gagne First Revocable Trust (collectively "Gagne Parties") and the Company (the "Stock Exchange Agreement") and that certain Stock Purchase and Option Agreement, dated the date hereof, by and between the Gagne Parties and the Purchaser (the "Gagne/Purchaser Agreement").

                                       11
Company:_______                                                Purchaser:_______

            5.4   CONDUCT OF BUSINESS UNTIL CLOSING DATE.   The  Company  hereby
agrees with the Purchaser that from and after the date hereof until the Closing Date, the Company will:

            (a) operate its business only in the usual, regular and ordinary manner, consistent with past practice;

            (b) neither (i) amend or change its Articles of Incorporation or By-Laws; (ii) merge with or into, consolidate or otherwise combine with, or acquire all or substantially all of the stock or assets of, any other entity;
(iii) sell, lease or otherwise transfer any significant part of its assets other than in the ordinary course of business consistent with past practice, nor (iv) change the character of its business;

            (c) neither (i) increase the number of its shares of capital stock or other equity securities issued and outstanding, except for any issuances of Common Stock in accordance with the terms of any option, warrant or convertible security currently outstanding nor (ii) grant any option, warrant, or other right to purchase or to convert any obligation into shares of its capital stock; provided however, that notwithstanding the foregoing, in addition the Company may (i) grant options to its employees, directors and consultants in accordance with its existing stock option plan, (ii) issue up to 500,000 shares of its Common Stock and (iii) issue warrants and/or shares of preferred stock to Greenberg Traurig, LLP as contemplated by that certain letter agreement, dated of even date herewith, between Greenberg Traurig, LLP and the Company, a copy of which has been previously delivered to the Purchaser; and

            (d) neither (i) declare, pay or make any dividend or other distribution or payment in respect of its outstanding shares of capital stock, nor (ii) purchase, redeem or otherwise acquire for consideration any shares of its capital stock.

                                       12
Company:_______                                                Purchaser:_______

      6. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company pursuant to this Agreement are subject to the satisfaction at the Closing of each of the following conditions; provided, however, that the Company may, in its sole discretion, waive any of such conditions and proceed with the transactions contemplated hereby.

            6.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as if made on and as of the Closing Date.

            6.2 PERFORMANCE OF AGREEMENTS. The Purchaser shall have performed and complied in all material respects with all covenants, obligations and agreements to be performed or complied with by it on or before the Closing Date pursuant to this Agreement.

            6.3   LOAN  AGREEMENT.   The  Purchaser shall have made the Loan (as
defined in the Loan Agreement) to the Company in accordance with the provisions of the Loan Agreement.

            6.4   AMEX RULES COMPLIANCE.   The AMEX  Rules Compliance shall have
been obtained.

            6.5   NASD APPROVAL.   The NASD Approval shall have been obtained.

            6.6   OTHER TRANSACTIONS.   The  transactions  contemplated  by  the
Stock Exchange Agreement and the Gagne/Purchaser Agreement (collectively, the "Other Transactions") shall have been consummated.

            6.7 ORDER. No statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against the Company and be in effect that prohibits or restricts the consummation of the transactions contemplated by this Agreement or makes such consummation illegal (with the

                                       13
Company:_______                                                Purchaser:_______

Company agreeing to use its commercially reasonable efforts to have any such prohibition lifted).

            6.8   MEMBER REPRESENTATION LETTER.   Each  member  of the Purchaser
shall deliver to the Company a representation letter, in a form reasonably acceptable to the Company, that such member is an Accredited Investor.

      7.    CONDITIONS  PRECEDENT  TO THE  OBLIGATIONS  OF THE  PURCHASER.   The
obligations of the Purchaser under this Agreement are subject to the satisfaction at the Closing of each of the following conditions; provided, however, that the Purchaser may, in his sole discretion, waive any of such conditions and proceed with the transactions contemplated hereby.

            7.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as if made on and as of the Closing Date.

            7.2 PERFORMANCE OF AGREEMENTS. The Company shall have performed and complied in all material respects with all covenants, obligations and agreements to be performed or complied with by them on or before the Closing Date pursuant to this Agreement.

            7.3   BOARD OF  DIRECTORS.   The  Board of Directors shall have been
reconstituted as provided in Section 5.1.

            7.4 REGISTRATION RIGHTS. The Company shall have executed and delivered to the Purchaser a registration rights agreement, in the form of Exhibit C annexed hereto, granting to the Purchaser certain registration rights with regard to the shares of Common Stock into which the B Preferred Stock may be converted and the shares of Common Stock to be delivered to the Purchaser upon exercise of the Company Option.

                                       14
Company:_______                                                Purchaser:_______

            7.5   AMEX RULES  COMPLIANCE.   The AMEX Rules Compliance shall have
been obtained.

            7.6   NASD APPROVAL.   The NASD Approval shall have been obtained.

            7.7   OTHER TRANSACTIONS.   The  Other  Transactions shall have been
consummated.

            7.8 NASD REGULATION. The Company and its subsidiaries shall at all times from and after the date hereof to the Closing Date have been in compliance with all requirements of the NASD applicable to its business, except where the failure to be in compliance has not had a material adverse effect on the business, assets or prospects of the Company and its subsidiaries, taken as a whole.

            7.9 ORDER. No statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against the Purchaser and be in effect that prohibits or restricts the consummation of the transactions contemplated by this Agreement or makes such consummation illegal (with the Purchaser agreeing to use its commercially reasonable efforts to have any such prohibition lifted).

      8.    TERMINATION.

            (a) If the Closing has not occurred within 120 days from the date hereof, either party may, in its sole discretion, terminate this Agreement by advising the other party in writing of its election to do so, in which event this Agreement shall immediately terminate; provided that the right to terminate this Agreement under this Section shall not be available to any party whose failure to fulfill any agreement or obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date; and further

                                       15
Company:_______                                                Purchaser:_______
provided that any such termination shall not relieve any party from any liability that such party may have on account of the breach by such party, prior to such termination, of any covenant or agreement made by such party herein.

            (b) If, the net loss applicable to common stockholders reflected in the Consolidated Statement of Operations for the year ended December 31, 2004 set forth in the Annual Report on Form 10-K to be filed by the Company for the year ended December 31, 2004 (the "2004 10-K") shall exceed $1,000,000 or the total shareholder's deficit reflected in the Consolidated Balance Sheet at December 31, 2004 set forth in the 2004 10-K shall not exceed $1,600,000, then, and in such event, the Purchaser, in its sole discretion may terminate this Agreement, at any time prior to the 16th day following the date on which the 2004 10-K is filed with the SEC, by advising the Company in writing of its electing to do so, in which event this Agreement shall immediately terminate.

      9.    GENERAL PROVISIONS.

            9.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS, AND AGREEMENTS. The representations and warranties, contained in this Agreement shall survive the Closing until June 30, 2006; and any covenants and agreements contained herein shall survive for the periods indicated therein and if no time period is indicated therein shall survive indefinitely. Notwithstanding the foregoing, the representations and warranties set forth in Sections 3.1, 4.1 and
4.3 shall survive the Closing indefinitely.

            9.2 EXPENSES. The Company agrees to pay, promptly after demand is made, all reasonable out-of-pocket expenses incurred by the Purchaser in connection with this Agreement, including (but not limited to) the Purchaser's legal fees, plus reasonable disbursements of such counsel, not to exceed $92,500 in the aggregate.

Company:_______                                                Purchaser:_______

            9.3. NOTICES. Any notices required or permitted to be given under this Agreement shall be given in writing to each other party and shall be deemed received by a party (a) when personally delivered to such party at its address as set forth below or (b) if sent by overnight courier, next day delivery, on the next business day following the date when given to the overnight courier service, addressed to such party as indicated below:

                                       16
Company:_______                                                Purchaser:_______

If to the Company:            Empire Financial Holding Company
                              2170 West State Road 434, Suite 100
                              Longwood, Florida 32779
                              Attention: President

With a copy to:               Greenberg Traurig, LLP
                              13155 Noel Road, Suite 600
                              Dallas, Texas 75240
                              Attention: Phillip J. Kushner, Esq.

If to the Purchaser:          EFH Partners, LLC
                              c/o Morse, Zelnick, Rose & Lander, LLP
                              405 Park Avenue
                              New York, NY 10022
                              Attention: Mr. Steve Rabinovici

With a copy to:               Morse, Zelnick, Rose & Lander LLP
                              405 Park Avenue
                              New York, New York 10022
                              Attention: George Lander, Esq.

                                          and

                              Arnold P. Kling, Esq.
                              545 MadisonAvenue, 6th Floor
                              New York, NY 10022

            9.4   COUNTERPARTS.   This  Agreement may be executed in two or more
counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

            9.5   HEADINGS.   All  headings  are  inserted  for  convenience  of
reference only and shall not affect the meaning or interpretation of any such provisions or of this Agreement, taken as an entirety.

            9.6 SEVERABILITY. If and to the extent that any court of competent jurisdiction holds any provision (or any part thereof) of this Agreement to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Agreement.

                                       17
Company:_______                                                Purchaser:_______

            9.7 NO NEGATIVE CONSTRUCTION AGAINST DRAFTING PARTY. The parties acknowledge that they are sophisticated and are represented by experienced, knowledgeable attorneys. The parties agree that the normal rules of construction to resolve ambiguities against the party whose counsel drafted this Agreement shall not be followed in the interpretation of this Agreement. Consequently, no negative inference or interpretation shall be made by a court in enforcing the provisions of this Agreement against the party whose attorney drafted this Agreement.

            9.8 CHANGES, WAIVERS, ETC. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but rather may only be changed by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. In addition, no change, waiver, discharge or termination may be made to this Agreement by the Company, unless approved by a vote of at least two-thirds of the "independent directors" of the Company. For purposes of this Agreement, an "independent director" shall be a person who would qualify as such under the rules therefor as promulgated by the AMEX.

            9.9 GOVERNING LAW. All questions concerning the construction, validity and interpretation of this Agreement shall be governed and construed in accordance with the domestic laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

            9.10  BINDING EFFECTS.   This  Agreement  shall  be binding upon and
inure to the benefit of the parties hereto and their respective successors, legal representatives and assigns.

                                       18
Company:_______                                                Purchaser:_______

            9.11 ENTIRE AGREEMENT. This Agreement together with the other agreements and documents referred to in this Agreement, constitutes the entire agreement of the parties and supersede all prior agreements and undertakings (including, without limitation, any term sheet previously entered into by the Company with the Purchaser with respect to the subject matter hereof) both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

            9.12 PARTIES IN INTEREST. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto (and their permitted successors and assigns) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

            9.13  INTEREST OR OVERDUE  AMOUNTS.   Any  amounts  due to any party
hereunder if not paid when due shall thereafter bear interest at the rate of 12% per annum until paid.

            9.14 ATTORNEYS FEES AND EXPENSES. If any action shall be brought by any of the parties hereto based upon this Agreement or any of the transactions contemplated hereby, then and in such event, the party prevailing in any such action shall be entitled to recover reasonable legal fees and expenses incurred by such party in connection with such action.

                                       19
Company:_______                                                Purchaser:_______

      IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                        EMPIRE FINANCIAL HOLDING COMPANY,
                                        a Florida corporation

                                        By:
                                            ------------------------------------
                                             Donald A. Wojnowski Jr.
                                             President

                                        EFH PARTNERS, LLC,

                                        a Delaware limited liability company

                                        By:
                                           -------------------------------------
                                             Steven M. Rabinovici, Manager


                                       20
Company:_______                                                Purchaser:_______

                                                                       EXHIBIT B
                                                                       ---------

                                OPTION AGREEMENT
                                ----------------

      This Option Agreement (this "Agreement") is made as of May 23, 2005, between EFH Partners, LLC, a Delaware limited liability company (the ("Purchaser"), and Empire Financial Holding Company, a Florida corporation (the "Company").

      WHEREAS, the Purchaser and the Company entered into that certain Stock Purchase Agreement, dated as of March 8, 2005, pursuant to which the Company has agreed to issue this Option to the Purchaser.

      NOW, THEREFORE, in consideration of the promises and covenants herein contained, the parties hereto agree as follows:

      1. GRANT OF OPTION. The Company hereby grants the Purchaser a stock option (this "Option") to purchase up to 1,666,666 Shares of Common Stock, par value $.01 per share of the Company ("Common Stock"), pursuant to the terms of this Option. The initial exercise price of this Option shall $.60 per share (the "Per Share Option Price") of Common Stock.

      2. EXERCISE PERIOD. This Option may be exercised by the Purchaser at any time prior to the earlier of (a) 60 days following an SEC Settlement (as hereinafter defined) or (b) June 30, 2007 (the "Exercise Period"). For purposes of this Option, the term "SEC Settlement" shall occur when the Company publicly announces that Empire Financial Group, Inc., a wholly owned subsidiary of the Company ("EFG"), and the U.S. Securities and Exchange Commission have entered into a settlement agreement relating to EFG's trading in mutual fund shares on behalf of its customers.

      3. METHOD OF EXERCISE. This Option may be exercised, in whole or in part, from time to time by the Purchaser providing written notice (the "Exercise Notice") to the

Company:_______                                                 Optionee:_______

Company which shall state the election of the Purchaser to exercise this Option with respect to the number of Shares described in such written notice (the "Purchased Shares"). This Option shall be deemed to be exercised after payment to the Company by the Purchaser of the full purchase price for the Purchased
Shares. No Purchased Shares will be issued pursuant to this Option unless and until such issuance shall comply with all relevant provisions of applicable law. Notwithstanding the foregoing, without any action on behalf of the Purchaser, the Purchaser shall be deemed to have given an Exercise Notice for the entire unexercised balance of this Option on the third business day following an Acceptable SEC Settlement, and on such day the Purchaser agrees to make payment to the Company of the Option Payment Amount in the manner set forth in Section
4. For purposes of this Option, the term "Acceptable SEC Settlement" shall mean the Company's public announcement that EFG and the U.S. Securities and Exchange Commission have entered into a settlement agreement relating to the EFG's trading in mutual fund shares on behalf of its customers, which does not (a) restrict the Company or its subsidiaries in any material way from engaging in any line of business in which they are currently engaged and (b) require the payment by the Company of an amount in excess of $350,000, including without limitation, all amounts payable for disgorgement of profits, fines and penalties.

      4. METHOD OF PAYMENT. Payment for the Purchased Shares shall be made by certified or bank cashier's check, payable to the order of the Company, in an amount equal to the number of Purchased Shares to which such Exercise Notice applies multiplied by the then applicable Per Share Option Price (the "Option Payment Amount"). Notwithstanding the foregoing, if the Company should be indebted to the

Company:_______                                                 Optionee:_______

Purchaser for borrowed money whether pursuant to the Loan Agreement or otherwise, the Purchaser in its sole discretion may elect to pay all or any portion of the Option Payment Amount by first reducing the principal amount and then reducing the amount of interest owed by the Company to the Purchaser under the Loan Agreement, and then reducing any other indebtedness of the Company to the Purchaser.

      5.    ADJUSTMENT  TO NUMBER OF SHARES;  PER SHARE OPTION  PRICE.   If  the
Company at any time after the date hereof (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines outstanding shares of Common Stock into a smaller number of shares, or (iv) issues by reclassification of shares of the Common Stock any other shares of capital stock, then in each such case (i) the number of Shares which are then the subject of this Option shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock issued and outstanding immediately after such event (the "After Outstanding Shares") and of which the denominator shall be the number of shares of Common Stock issued and outstanding immediately before such event (the "Prior Outstanding Shares") and (ii) the Per Share Option Price then in effect, shall be multiplied by a fraction the numerator of which shall be the Prior Outstanding Shares and the denominator of which shall be the After Outstanding Shares. Any adjustment made pursuant to clause (i) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (ii), (iii) or (iv) of this paragraph

Company:_______                                                 Optionee:_______
shall become effective immediately after the effective date of such subdivision, combination or reclassification.

      6. TRANSFERABILITY. This Option is not transferable by the Purchaser, provided that the Purchaser may transfer all or any portion of this Option to any of its members if and only if, (a) such transfer is made in compliance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and (b) such transferee concurrently sends an Exercise Notice with respect to the portion of this Option transferred to such transferee.

      7. NO RIGHTS OF PURCHASER. The Purchaser shall not have any of the rights and privileges of a holder of Common Stock of the Company prior to the date of the exercise of this Option with respect to such shares of Common Stock.

      8.    REPRESENTATIONS.

            (a) The Company hereby represents and warrants that it has the requisite corporate power and authority to enter into this Option and this Option and the transactions contemplated hereby have been authorized by all necessary corporate action of the Company and is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

            (b) The Purchaser hereby represents and warrants that it has the requisite corporate power and authority to enter into this Option and this Option and the transactions contemplated hereby have been authorized by all necessary corporate action of the Purchaser and is a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

Company:_______                                                 Optionee:_______

            (c) The Purchaser represents that as of the date hereof (i) the sum of (A) its cash and cash equivalents plus (B) the amount which the Company is indebted to Purchaser pursuant to the Loan Agreement is at least $1,000,000 and (ii) its net worth is at least $1,000,000. Purchaser agrees that at all times prior to the end of the Exercise Period (i) the sum of (A) its cash and cash equivalents plus (B) all amounts which the Company is indebted to the Purchaser for borrowed money (whether pursuant to the Loan Agreement or otherwise) shall be at least an amount equal to the number of unexecuted shares to which this Option then applies multiplied by the then applicable Per Share Option Price and (ii) its net worth will be at least $1,000,000.

      9. INVESTMENT REPRESENTATION LETTER. The Purchaser shall concurrently with the exercise of this Option deliver to the Company an investment representation statement, in such form as the Company may reasonably request. The Purchaser agrees that until such time as a registration statement under the Securities Act becomes effective with respect to the Exercise of this Option, the Purchaser has received this Option and will be purchasing the Common Stock upon exercise of this Option, for the Purchaser's own account, for investment and not with a view to the resale or distribution thereof. The Company shall have the right to place upon the face of any stock certificate or certificates evidencing shares of Common Stock issued upon the exercise of this Option such legend as the Company may prescribe for the purpose of preventing disposition of such shares in violation of the Securities Act.

      10. NOTICES. Any notices required or permitted to be given under this Agreement shall be given in writing to each other party and shall be deemed received by a party (a) when personally delivered to such party at its address as set forth below or

Company:_______                                                 Optionee:_______

(b) if sent by overnight courier, next day delivery, on the next business day following the date when given to the overnight courier service, addressed to such party as indicated below:

      If to the Company:      Empire Financial Holding Company
                              2170 West State Road 434, Suite 100
                              Longwood, Florida 32779

                              Attention: President

      With a copy to:         Greenberg Traurig, LLP
                              13155 Noel Road, Suite 600
                              Dallas, Texas 75240
                              Attention: Phillip J. Kushner, Esq.

      If to the Purchaser:    EFH Partners, LLC
                              c/o Morse, Zelnick, Rose & Lander, LLP
                              405 Park Avenue
                              New York, NY 10022
                              Attention: Steven M. Rabinovici

      With a copy to:         Morse, Zelnick, Rose & Lander LLP
                              405 Park Avenue
                              New York, New York 10022
                              Attention:  George Lander, Esq.

                                          and

                              Arnold P. Kling, Esq.
                              545 Madison Avenue, 6th Floor
                              New York, New York 10022

      11.   COUNTERPARTS.   This   Option  may  be   executed  in  two  or  more
counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

      12.   HEADINGS.   All headings are inserted for  convenience  of reference
only and shall not affect the meaning or interpretation of any such provisions or of this Option, taken as an entirety.

Company:_______                                                 Optionee:_______

      13.   SEVERABILITY.   If and to the extent  that any  court  of  competent
jurisdiction holds any provision (or any part thereof) of this Option to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Option.

      14. NO NEGATIVE CONSTRUCTION AGAINST DRAFTING PARTY. The parties acknowledge that they are sophisticated and are represented by experienced, knowledgeable attorneys. The parties agree that the normal rules of construction to resolve ambiguities against the party whose counsel drafted this Option shall not be followed in the interpretation of this Option. Consequently, no negative inference or interpretation shall be made by a court in enforcing the provisions of this Option against the party whose attorney drafted this Option.

      15. CHANGES, WAIVERS, ETC. Neither this Option nor any provision hereof may be changed, waived, discharged or terminated orally, but rather may only be changed by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. In addition, no change, waiver, discharge or termination may be made to this Option by the Company, unless approved by a vote of at least two-thirds of the "independent directors" of the Company. For purposes of this Option, an "independent director" shall be a person who would qualify as such under the rules therefor as promulgated by the American Stock Exchange.

      16. GOVERNING LAW. All questions concerning the construction, validity and interpretation of this Option shall be governed and construed in accordance with the domestic laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction)

Company:_______                                                 Optionee:_______
that would cause the application of the laws of any jurisdiction other than the State of Florida.

      17.   BINDING EFFECTS.  This Option shall be binding upon and inure to the
benefit  of  the  parties  hereto  and  their   respective   successors,   legal
representatives and assigns.

      18. ENTIRE AGREEMENT. This Option together with the other agreements and documents referred to in this Option, constitutes the entire agreement of the parties and supersede all prior agreements and undertakings (including, without limitation, any term sheet previously entered into by the Company with the Purchaser with respect to the subject matter hereof) both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

      19. PARTIES IN INTEREST. Nothing in this Option, express or implied, is intended to or shall confer upon any person other than the parties hereto (and their permitted successors and assigns) any right, benefit or remedy of any nature whatsoever under or by reason of this Option.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Option as of the day and year first above written.

                                        EMPIRE FINANCIAL HOLDING COMPANY,
                                        a Florida corporation

                                        By:
                                           -------------------------------------
                                           Donald A. Wojnowski Jr.
                                           President
                                        EFH PARTNERS, LLC,
                                        a Delaware limited liability company


                                        By:
                                           -------------------------------------
                                           Steven M. Rabinovici, Manager

Company:_______                                                 Optionee:_______

                                                                       EXHIBIT C
                                                                       ---------

                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------

      This Registration Rights Agreement (this "Agreement") is made and entered into as of the 23rd day of May, 2005, by and between Empire Financial Holding
Company, a Florida corporation (the "Company"), and EFH Partners, LLC, a Delaware limited liability company (the "Holder").

                                    RECITALS

       A. The Holder owns 7,000 shares of its Preferred Stock of Series B Convertible Preferred Stock, which is convertible into up to 1,116,666 shares of common stock, par value $.01 per share ("Common Stock"), of the Company, and a stock option to purchase up to 1,666,666 shares of Common Stock (collectively, such Common Stock is referred to herein as the "Registrable Securities"); and

       B. The Company has agreed to grant to the Holder certain registration rights with respect to the Registrable Securities as set forth in this Agreement.

       NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, the parties hereto agree as follows:

       For purposes of this Agreement, the following definitions shall apply:

       (a) "Business Day" shall mean any day on which commercial banks are not authorized or required to close in Orlando, Florida.

       (b) The terms "register," and "registration" refer to registration under the Securities Act of 1933, as amended (the "Act"), effected by preparing and filing a registration statement in compliance with the Act, the declaration or ordering of effectiveness of such registration statement and the continuous effectiveness of such registration statement (without the issuance of any stop order or injunction that prohibits the sale of the Registrable Securities included in such registrations statement) until the earlier of (i) the date that all Registrable Securities included in such registration statement have been sold or (ii) 90 days after the date of such declaration or order of effectiveness.

SECTION 2. REGISTRATION RIGHTS.

       (a) At any time after March 31, 2006, upon the written request of the Holder requesting that the Company effect pursuant to this Section the registration of Registrable Securities owned by the Holder under the Act, the Company shall within 60 days after receiving such written request file a registration statement covering the sale of such Registrable Securities and, as expeditiously as reasonably possible, use its commercially reasonable efforts to effect the registration under the Act of such Registrable Securities. If the Holder proposes to distribute the Registrable Securities in an underwritten offering, then the Company shall have the right to select the lead book running underwriter, and the Holder shall have the right to select one co-managing underwriter reasonably acceptable to the Company. The Company shall not be

Company:________                                                 Holder:________
obligated to take any action to effect any registration requested by the Holder pursuant to this Section after (i) the Company has effected two registrations pursuant to this Section 2(a) or (ii) March 31, 2010.

       (b) If the Company at any time prior to March 31, 2010 proposes to register any of its equity securities under the Act (by reason of registration rights granted to any person, other than the Holder, or otherwise) on any form other than Form S-4 or Form S-8 (or any similar form then in effect), whether or not for sale for its own account, and if the registration form proposed to be used may be used for the registration of the Registrable Securities, the Company will in each such case give prompt written notice (and in any event at least 20 days' prior written notice prior to effectiveness of such registration statement) to the Holder of its intention to do so, such notice to specify the securities to be registered, the proposed amounts thereof and the date not less than 15 days thereafter by which the Company must receive the Holder's written indication of whether it will include any Registrable Securities owned by the Holder in such registration statement and advising the Holder of its rights under this Section 2(b). Upon the written request of the Holder made on or before the date specified in such notice (which request shall specify the number of shares of Registrable Securities intended to be disposed of by the Holder), the Company will use its commercially reasonable efforts to cause all such Registrable Securities which the Holder shall have so requested the registration thereof, to be registered under the Act (with the securities that the Company at the time proposes to register), to the extent requisite to permit the sale or other disposition (in accordance with the intended methods thereof as aforesaid) by the Holder. No registration effected pursuant to a request or requests referred to in this Section 2(b) shall be deemed to have been effected pursuant to Section 2(a). Notwithstanding anything to the contrary in this Section 2(b), the Company shall have the right to discontinue any registration under this
Section 2(b) at any time prior to the effective date of such registration if the registration of other securities giving rise to such registration under this
Section 2(b) is discontinued; but no such discontinuation shall preclude an immediate or subsequent request for registration pursuant to Section 2(a).

       (c) The Company may suspend the effectiveness of any such registration statement in the event, and for such period of time as, such a suspension is required by the rules and regulations of the Securities and Exchange Commission ("SEC") as applied to the Company, and may suspend use of the prospectus included in the Registration Statement if such prospectus ceases to meet the requirements of Section 10 of the Act. The Company will immediately advise the Holder of any such suspension, and will use its commercially reasonable efforts to cause such suspension to terminate at the earliest possible date. the Holder agrees that following receipt of any such notice, and until such suspension is terminated, the Holder will not make use of the suspended prospectus and will make no sales requiring delivery of such prospectus.

       (d) Whenever required under this Section to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

              (i) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration to become effective as provided in Section 2(a) above, and keep such registration statement effective for at least 150 days.

                                       2
____________                                                        ____________
Company                                                                   Holder

              (ii) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement and notify the holders of the filing and effectiveness of such Registration Statement and any amendments or supplements.

              (iii) Furnish to the Holder such numbers of copies of a current prospectus conforming with the requirements of the Act, copies of the registration statement, any amendment or supplement thereto and any documents incorporated by reference therein and such other documents as the Holder may reasonably require in order to facilitate the disposition of Registrable Securities owned by the Holder.

              (iv) Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such securities or "Blue Sky" laws of such jurisdictions in the United States as shall be reasonably requested by the Holder and keep such registration or qualification effective as long as required to permit sale of Registrable Securities thereunder, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

              (v) Notify the Holder immediately of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and use its commercially reasonable efforts to promptly update and/or correct such prospectus.

              (vi) Furnish to the Holder included therein an opinion of counsel to the Company covering compliance of the registration statement, as to form, with the requirements of the Act and the rules thereunder, and covering the matters covered in the opinion filed as an exhibit to the registration statement.

              (vii) If such registration is pursuant to Section 2(a) and if the sale of the Registrable Securities is to be made in an underwritten offering, the Company shall use it commercially reasonable efforts to obtain a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters as are customarily included in "cold comfort" letters.

              (viii) Subject to the execution of appropriate confidentiality agreements, the Company shall make available for inspection by the Holder, the managing underwriter, if any, and the Holder's legal counsel, financial advisors and accountants financial and other records, documents and agreements and such other information relating to the Company as may be reasonably necessary to enable them to fulfill their due diligence responsibilities.

                                       3
____________                                                        ____________
Company                                                                   Holder

              (ix) List the Registrable Securities covered by such registration statement on any securities exchange or national market in the United States on which the Registrable Securities of the Company is then listed.

SECTION 3.    CERTAIN LIMITATION ON REGISTRATION RIGHTS.

       In the case of a registration under Section 2(b), if the Company or holders of securities initially requesting or demanding such registration have determined to enter into an underwriting agreement in connection therewith, all Registrable Securities to be included in such registration shall be subject to such underwriting agreement and the Holder may not participate in such registration unless the Holder agrees to sell the Holder's Registrable Securities on the basis provided in the underwriting arrangements approved by such holders and completes and/or executes all questionnaires, indemnities, underwriting agreements and other reasonable documents which must be executed under the terms of such underwriting arrangements.

       Notwithstanding the provisions of Section 2, the Company shall not be required to effect any registration under Section 2(a) for a period of 180 days after the effective date of any other registration statement filed by the Company, if the registration form used by the Company may also have been used for the registration of the Registrable Securities and the Holder was not precluded from including in such registration statement any shares of Registrable Securities pursuant to the provisions of Section 4(b).

SECTION 4.    ALLOCATION OF SECURITIES INCLUDED IN REGISTRATION STATEMENT.

       (a) In the case of a registration pursuant to Section 2(a), if the lead book running underwriter and any co-managing underwriter of such offering shall advise the Company and the Holder in writing that the total amount of securities requested to be included therein exceeds the amount of securities which can be sold in such offering or the amount of securities which can be sold in such offering at the price at which securities could be sold without such inclusion, the Company shall include in such registration: (i) first, all Registrable Securities of the Holder, (ii) second, all shares of Registrable Securities proposed to be sold by the Company and (iii) third, according to such priorities as the Company may agree with the holders of other securities seeking to participate in any registration.

       (b) In the case of a registration pursuant to Section 2(b), if the lead book running underwriter and any co-managing underwriter of such offering shall advise the Company and the Holder in writing that the total amount of securities requested to be included therein exceeds the amount of securities which can be sold in such offering or the amount of securities which can be sold in such offering at the price at which securities could be sold without such inclusion, the Company shall include in such registration: (i) first, all shares of Registrable Securities of the Company or the person exercising any contractual right to cause the preparation of the registration statement by the Company, as the case may be, (ii) second, all shares of Registrable Securities of the Company, in the event that the Company caused the preparation of the registration statement pursuant to a contractual obligation, and (iii) third, all shares of Registrable Securities proposed to be sold by the Holder and the holders of other securities of the Company seeking to participate in any registration allocated PRO RATA among such sellers,

                                       4
____________                                                        ____________
Company                                                                   Holder
including the Holder, on the basis of the total number of shares of Registrable Securities requested to be included therein by such sellers.

SECTION 5.    LIMITATIONS ON SALE OR DISTRIBUTION OF SECURITIES.

       If a registration under this Agreement shall be in connection with an underwritten public offering, the Holder shall be deemed to have agreed by acquisition of the Registrable Securities not to effect any public sale or distribution (including the filing of a Form 144 indicating an intention to sell or making any sale pursuant to Rule 144 promulgated under the Act (or any similar rule or regulation promulgated by the SEC)) of any Registrable Securities and not to effect any such public sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable or exercisable for any equity security of the Company (other than as part of such underwritten public offering) for any period required by the underwriter in connection with such underwritten public offering.

SECTION 6.    RULE 144.

       Notwithstanding anything to the contrary contained in this Agreement, the Holder shall not have any right to request that the Company effect pursuant to
Section 2(a) the registration of any Registrable Securities under the Act or to request that any Registrable Securities owned by the Holder be included by the Company in any registration pursuant to Section 2(b), if the Holder has the right, by complying with the provisions of Rule 144 promulgated under the Act (or any similar rule or regulation promulgated by the SEC), to sell all the Registrable Securities that the Holder is then seeking to sell during any three month period.

SECTION 7.    INFORMATION.

       The Holder will furnish to the Company in connection with any registration under this Agreement such information regarding itself, the number of shares of Registrable Securities owned by the Holder and the number of shares to be registered, the number of shares or amount of other securities of the Company held by it, the intended method of disposition of such Registrable
Securities as shall be reasonably required to effect the registration of the Registrable Securities held by such holder of Registrable Securities.

       The Company shall, in conformance with the provisions of Section 11(a) of the Act and Rule 158 promulgated thereunder (or any similar rule or regulation promulgated by the SEC), make generally available to its security holders an earning statement covering a period of at least twelve months beginning after the effective date of any registration statement which includes Registrable Securities of the Holder. The Company shall make such statement generally available to its security holders as soon as practicable, but in any event not later than the later of (a) fifteen months after the effective date of such registration statement or (b) 30 days after the Company receives a written request from the Holder to make such statement generally available to the Company's security holders, which request shall not be made earlier than fourteen months after the effective date of such registration statement.

                                       5
____________                                                        ____________
Company                                                                   Holder

SECTION 8.    INDEMNIFICATION; CONTRIBUTION

       (a) The Company shall indemnify, defend and hold harmless the Holder and each of its officers, directors, employees, agents, partners or controlling persons (within the meaning of the Act) (each, an "indemnified party") from and against, and shall reimburse such indemnified party with respect to, any and all claims, suits, demands, causes of action, losses, damages, liabilities, costs or expenses ("Liabilities") to which such indemnified party may become subject under the Act or otherwise, arising from or relating to (A) any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or (B) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that any such Liability arises out of or is based upon an untrue statement or omission so made in conformity with written information furnished by or on behalf of such indemnified party specifically for use in the registration statement; PROVIDED FURTHER, that the Company shall not be liable in any such case to the extent that any such Liability arising out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (i) the Holder under an obligation to send or deliver a copy of the prospectus with or prior to the delivery of written confirmation of the sale of Registrable Securities to the person asserting such Liability who purchased such Registrable Securities which are the subject thereof from such the Holder failed to do so and (ii) the prospectus would have corrected such untrue statement or omission; and PROVIDED FURTHER, that the Company shall not be liable in any such case to the extent that any Liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in the prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the prospectus and if, having previously been furnished by or on behalf of the Company with copies of the prospectuses so amended or supplemented and having been obligated to deliver such prospectuses, the Holder thereafter failed to deliver such prospectus as so amended or supplemented, prior to or concurrently with the sale of Registrable Securities to the person asserting such Liability who purchased such Registrable Securities which are the subject thereof from such the Holder.

       (b) The Holder shall indemnify, defend and hold harmless the Company, and its officers, directors, employees, agents, partners, or controlling persons (within the meaning of the Act) (each, an "indemnified party") from and against, and shall reimburse such indemnified party with respect to, any and all Liabilities to which such indemnified party may become subject under the Act or otherwise, arising from or relating to (A) any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or (B) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; PROVIDED, that the Holder will be liable in any such case to the extent, and only to the extent, that any such Liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, prospectus or amendment or supplement thereto in

                                       6
____________                                                        ____________
Company                                                                   Holder
reliance upon written information furnished by or on behalf of the Holder specifically for use in the registration statement.

       (c) Promptly after receipt by any indemnified party of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against another party (the "indemnifying party") hereunder, notify such party in writing thereof, but the omission so to notify shall not relieve the indemnifying party from any Liability which it may have to the indemnified party other than under this section and shall only relieve it from any Liability which it may have to the indemnified party under this section if and to the extent it is actually prejudiced by such omission. In case any such action shall be brought against any indemnified party and such indemnified party shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to the indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to the indemnified party under this section for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, PROVIDED, HOWEVER, that if the defendants in any such action include both the indemnifying party and such indemnified party and the indemnified party shall have reasonably concluded based upon a written opinion of counsel that there may be reasonable defenses available to it which are different from those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with (subject to the following sentence) the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. If the Company is the indemnifying party it shall pay the reasonable expenses and fees of only one separate counsel whose selection is approved by the largest group of similarly situated indemnified parties as measured by the aggregate value of securities registered by such group. Any indemnified party who chooses not to be represented by the foregoing separate counsel shall be entitled, at its own expense, to be represented by counsel of its own selection.

       (d) In order to provide for just and equitable contribution, if a claim for indemnification is made pursuant to the provisions of this Section, but is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification is not available (except for the reasons set forth in Sections 8(a) and (b)), then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid by the indemnified party as a result of such losses, claims, damages, liabilities, or expenses in such proportion as is appropriate to reflect the relative benefit and relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section was determined by a pro rata allocation or by any other method of allocation that does not take account such equitable considerations. The amount paid by an indemnified party shall also include expenses incurred by the indemnified party that would

                                       7
____________                                                        ____________
Company                                                                   Holder
otherwise have been subject to reimbursement or indemnification by the indemnifying party pursuant to the provisions of this Section. No party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from the other party.

SECTION 9.    REGISTRATION EXPENSES.

       In connection with any registration pursuant to this Agreement, the Company will, whether or not any registration pursuant to this Agreement shall become effective, from time to time promptly upon receipt of bills or invoices relating thereto, pay all expenses, other than Selling Expenses (as hereinafter defined), incident to its performance of or compliance with this Agreement (the "Company Registration Expenses"), including without limitation all registration, filing and NASD fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and the Company's independent public accountants and other persons retained by the Company. All expenses, other than Company Registration Expenses, including without limitation, fees and expenses of the Holder's counsel, financial advisors and accountants and underwriting discounts and commissions applicable to the Registrable Securities to be sold by the Holder, shall be paid by the Holder (collectively, "Selling Expenses").

SECTION 10.   MISCELLANEOUS.

       (a)    Notices.

              (i) All notices, requests, demands, or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given upon actual receipt, or upon the expiration of four days after the date of mailing, fully pre-paid, registered or return receipt requested, to the parties at the following addresses:

              If to the Holder:         EFH Partners, LLC
                                        c/o Morse, Zelnick, Rose & Lander LLP
                                        405 Park Avenue
                                        New York, New York 10022
                                        Attention:  Steven M. Rabinovici

                                       8
____________                                                        ____________
Company                                                                   Holder

              With a copies to:         Morse, Zelnick, Rose & Lander LLP
                                        405 Park Avenue
                                        New York, New York 10022
                                        Attention:  George Lander, Esq.

                                        and

                                        Turquoise Partners, LLC
                                        545 Madison Avenue, 6th Floor
                                        New York, New York  10022
                                        Attention: Arnold P. Kling

              If to the Company:        Empire Financial Holding Company
                                        2170 West State Road 434
                                        Longwood, Florida  32779
                                        Attention:  Donald A. Wojnowski Jr.

              With a copy to:           Greenberg Traurig, LLP
                                        13155 Noel Road, Suite 600
                                        Dallas, Texas 75240
                                        Attention:  Phillip J. Kushner


              (ii) Any party may change the address to which notices, requests, demands or other communications to such party shall be delivered or mailed by giving notice thereof to the other parties hereto in the manner provided herein.

       (b) COUNTERPARTS; INTERPRETATION. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and this Agreement contains the sole and entire agreement among the parties with respect to the matters covered hereby. This Agreement shall not be altered or amended except by an instrument in writing signed by or on behalf of all of the parties hereto. No ambiguity in any provision hereof shall be construed against a party by reason of the fact it was drafted by such party or its counsel. For purposes of this Agreement: "herein", "hereby", "hereunder", "herewith", "hereafter" and "hereinafter" refer to this Agreement in its entirety, and not to any particular subsection or paragraph. References to "including" means including without limiting the generality of any description preceding such term. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto any rights or remedies under or by reason of this Agreement.

       (c) GOVERNING LAW. The validity and effect of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida, without regard to any conflict-of-law rule or principle that would give effect to the laws of another jurisdiction.

                                       9
____________                                                        ____________
Company                                                                   Holder

Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Florida in any action or proceeding arising out of or relating to this Agreement or any other agreement executed in connection with this Agreement.

       (d) SUCCESSORS AND ASSIGNS; ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, and successors; provided, however, that no party may assign this Agreement or any rights hereunder, in whole or in part, without the consent of the other parties.

       (e) PARTIAL INVALIDITY AND SEVERABILITY. All rights and restrictions contained herein may be exercised and shall be applicable and binding only to the extent that they do not violate any applicable laws and are intended to be limited to the extent necessary to render this Agreement legal, valid and enforceable. If any terms of this Agreement not essential to the commercial purpose of this Agreement shall be held to be illegal, invalid or unenforceable by a court of competent jurisdiction, it is the intention of the parties that the remaining terms hereof shall constitute their agreement with respect to the subject matter hereof and all such remaining terms shall remain in full force and effect. To the extent legally permissible, any illegal, invalid or unenforceable provision of this Agreement shall be replaced by a valid provision which will implement the commercial purpose of the illegal, invalid or unenforceable provision.

       (f) WAIVER. Any term or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only if such waiver is evidenced by a writing signed by such party. No failure on the part of a party hereto to exercise, and no delay in exercising, any right, power or remedy created hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any such party preclude any other future exercise thereof or the exercise of any other right, power or remedy. No waiver by any party hereto to any breach of or default in any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition hereof.

       (g) HEADINGS. The headings as to contents of particular paragraphs of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or as a limitation on the scope of any terms or provisions of this Agreement.

       (h) EXPENSES. Except as otherwise expressly provided herein, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the parties as each party incurs such expenses.

       (i)    GENDER.   Where the context requires, the use of the singular form
herein shall include the plural, the use of the plural shall include the singular, and the use of any gender shall include any and all genders.

       (j) ACCEPTANCE BY FAX. This Agreement shall be accepted, effective and binding, for all purposes, when the parties shall have signed and transmitted to each other, by telecopier or otherwise, copies of the signature pages hereto.

                                       10
____________                                                        ____________
Company                                                                   Holder

       (k) NUMBER OF DAYS. In computing the number of days for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the last day of any time period falls on a day which is not a Business Day, then the last day shall be deemed to be the next day which is a Business Day.

       (l) ATTORNEYS' FEES. In the event of any litigation arising under the terms of this Agreement, the prevailing party or parties shall be entitled to recover its or their reasonable attorneys fees and court costs from the other party or parties.

       (m) NO JURY TRIAL. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY DOCUMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER
VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

                                       11
____________                                                        ____________
Company                                                                   Holder

       IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be duly executed by their duly authorized officers as of the day and year first above written.

                                    EMPIRE FINANCIAL HOLDING COMPANY

                                    By:_____________________________
                                        Donald A.  Wojnowski,
                                        President


                                    EFH PARTNERS, LLC

                                    By:________________________________




                                       12
____________                                                        ____________
Company                                                                   Holder

                                                                       EXHIBIT D
                                                                       ---------

                                     OPTION
                                     ------

       This Option (this "Option Agreement") dated as of May 23, 2005 by and between Gagne First Revocable Trust ("Gagne") and EFH Partners, LLC, a Delaware limited liability company ("Purchaser").

       WHEREAS, Gagne is the record and beneficial owner of 1,050,000 shares the "Gagne Shares") of the Common Stock, par value $.01 per share of Empire Financial Holding Company, a Florida corporation (the "Company"), which shares are represented by Certificate Nos. 5105, 5141 and 5142, copies of which are annexed hereto (the "Share Certificates"); and

       WHEREAS, pursuant to the provisions of that certain stock purcasher and option agreement, dated March 8, 2005, by and between Gagne, Kevin M. Gagne and the Purchaser (the "Gagne/Purchaser Agreement"), Gagne has agreed to grant to Purchaser an option to purchase up to 1,050,000 shares of the Common Stock of the Company (the "Gagne Shares") on the terms set forth herein; and

       WHEREAS, Gagne has agreed to give to the Purchaser one or more irrevocable proxies with regard to the Gagne Shares; and

       WHEREAS, in order to properly secure Gagne's obligations hereunder Gagne has agreed that the certificates representing the Gagne Shares shall be delivered to Morse, Zelnick, Rose & Lander, LLP, (the "Escrow Agent") to be held in escrow in accordance with the provisions of this Option Agreement;

       NOW, THEREFORE, in consideration of the promises and covenants herein contained, the parties hereto agree as follows:

       1. FIRST OPTION. At any time on and after the date hereof and prior to the earlier of (i) the 180th day following the day on which the settlement of the SEC Action (as defined below) has become final (the "SEC Settlement Date") or (ii) 24

Gagne:_________                                              Purchaser:_________
months after the date hereof (the "First Option Period"), the Purchaser, at its sole option, may elect to purchase up to 500,000 of the Gagne Shares (the "First Option") at $1.25 per share. As used in this Option Agreement "SEC Action" shall mean the proceedings referred to in a letter dated May 24, 2004 from the U.S. Securities and Exchange Commission to the Empire Financial Group, Inc., a wholly owned subsidiary of the Company ("EFG") Company, advising the Company that the staff of the SEC intends to recommend that the SEC commence civil injunctive action and public administrative proceedings against EFG and certain of its former employees in connection with the trading of mutual fund shares on behalf of certain of the EFG's customers.

       2. SECOND OPTION. At any time on and after the date hereof and prior to the earlier of (i) 18 months following the SEC Settlement Date or (ii) 36 months after the date hereof (the " Second Option Period"), the Purchaser, at its sole option, may elect to purchase up to 400,000 of the Gagne Shares (the "Second Option") at $1.75 per share.

       3. THIRD OPTION. At any time on and after the date hereof and prior to the earlier of (i) 24 months following the SEC Settlement Date or (ii) 42 months after the date hereof (the " Third Option Period"), the Purchaser, at its sole option, may elect to purchase up to 150,000 of the Gagne Shares (the "Third Option") at $2.25 per share.

       4.     EARLY TERMINATION.

              (a) Notwithstanding anything to the contrary contained herein, the First Option, the Second Option and the Third Option (individually an "Option" and collectively, the "Options") shall each terminate upon the occurrence of an Event of Termination (as defined below).

              (b) Any one or more of the following events shall constitute an "Event of Termination" for purposes hereof:

                     (i) if the Company or the Purchaser shall default in the performance or observance of any covenant or agreement made for the benefit of Gagne contained in this Agreement, the Gagne/Purchaser Agreement or in any other agreement

                                       2
Gagne:_________                                              Purchaser:_________
between Gagne and the Company, or Gagne and the Purchaser, as the case may be, and such default shall not be remedied within 30 days after written notice from Gagne;

                     (ii) if any representation or warranty made by the Purchaser to Gagne herein, in the Gagne/Purchaser or in any other agreement referred to therein, shall prove to have been false, incorrect or misleading in any material respect on the date as of which made;

                     (iii) if the Company makes an assignment for the benefit of creditors, admits in writing its inability to pay its debts as they become due, generally fails to pay its debts as they become due, files a voluntary petition under the Federal Bankruptcy Code (as now or hereafter in effect), is adjudicated bankrupt or insolvent, files any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any present or future statute, law or regulation of any jurisdiction, petitions or applies to any tribunal for any custodian, trustee, receiver, liquidator or fiscal agent for all or a substantial part of its properties, or there is commenced against the Company such case or proceeding which is not dismissed within sixty days, or the Company files any answer admitting or not contesting the material allegations of a petition filed against it in any such case or proceeding, or the Company seeks, approves, consents to or acquiesces in, any such case or proceeding or in the appointment of any custodian, trustee, receiver, liquidator or fiscal agent of the Company for all or a substantial part of its property or the board of directors of the Company shall take any action looking to the dissolution or liquidation of the Company;

                                       3
Gagne:_________                                              Purchaser:_________

              (iv) if the Company shall have sold all or substantially all of its assets;

              (v) if any individual or entity (a "Person") or group of Persons acting in concert, other than (a) Gagne or (b) the Purchaser and its affiliates, shall own and/or have the right to vote shares of the capital stock of the Company which represent more than 50% of the votes eligible to vote for members of the Board of Directors of the Company; or

              (vi) if the Purchaser shall have failed to exercise its rights to purchase shares of the Common Stock of the Company under that certain option agreement, dated the date hereof, by and between the Purchaser and the Company (the "Company Option Agreement") as of the close of business on the last day of the Exercise Period (as defined in the Company Option Agreement).

       5. ESCROW. In order to secure his obligations hereunder, Gagne has delivered to the Escrow Agent certificates for the Gagne Shares, receipt of which is hereby acknowledged by the Escrow Agent.

       6.     EXERCISE OF OPTIONS.

              (a) An Option shall be exercisable by written notice of such exercise, given by the Purchaser to Gagne (an "Exercise Notice"). The Exercise Notice shall specify (i) which of the Options (i.e. the First Option, the Second Option or the Third Option) is being exercised; and (ii) the number of shares for which that Option is being exercised (which number, if less than all of the shares then subject to exercise under that Option, shall be for a minimum of 100,000 shares, except that with respect to the First Option it shall be for a minimum of 250,000 shares). If fewer than 100,000 shares remain subject to exercise under the Second Option or the Third Option or fewer than 250,000 shares remain subject to exercise under the First Option, then the Option may be exercised for all remaining shares subject to exercise under that Option.

                                       4
Gagne:_________                                              Purchaser:_________

              (b) The closing of the Gagne Shares which are the subject of an Exercise Notice ("Subject Shares") shall take place on the fifth business day following the giving of such Exercise Notice, at the offices of Morse, Zelnick and Lander, LLP, 405 Park Avenue, New York, NY 10022, (a "Closing").

              (c) The Purchaser and Gagne hereby agree to advise the Escrow Agent in writing to deliver to each Closing a certificate or certificates that represent a number of shares which are equal to or in excess of the number of Subject Shares. The Escrow Agent hereby agrees to deliver such certificates to Gagne at the Closing.

              (d) At each Closing, Gagne will deliver to the Purchaser a certificate for the Subject Shares, accompanied by a stock power for such Subject Shares with his signature properly guaranteed, against payment of the required purchase price therefor by bank check or wire transfer.

       7.     ANTI-DILUTION PROVISIONS.

              (a) If there is any stock dividend, stock split, reverse stock split or combination of shares of Common Stock of the Company (a "Change Event"), the number and amount of shares then subject to each Option shall be proportionately and appropriately adjusted; no change shall be made in the aggregate purchase price to be paid for all shares subject to such Option, but the aggregate purchase price shall be allocated among all shares subject to such Option after giving effect to the adjustment.

              (b) Gagne hereby agrees that he will deliver to the Escrow Agent any shares of Common Stock which he receives with respect to the Gagne Shares then subject to an Option, within 10 days of his receipt thereof.

       8. ESCROW AGENT. The Escrow Agent shall hold the certificates representing the Gagne Shares and shall only deliver any of them to any person or place upon the joint written instructions of Gagne and the Purchaser;
provided that the Purchaser may singly advise the Escrow Agent in writing to deliver all or any of such certificate to Gagne in which case the Escrow Agent shall follow such written instructions. Gagne and the Purchaser hereby agree that the Escrow Agent shall have no liability to either of them for

                                       5
Gagne:_________                                              Purchaser:_________
acting  in  accordance  with  such   notifications  and  need  not  confirm  the
authenticity thereof.

       9. PURCHASER COVENANT. The Purchaser hereby covenants and agrees with Gagne, that upon the written request of Gagne, Purchaser will immediately advise the Escrow Agent in writing to deliver to Gagne any Gagne Shares which are being held by the Escrow Agent to the extent that such Gagne Shares are in excess of the maximum number of Gagne Shares subject to any Option hereunder.

       10.    INVESTMENT   REPRESENTATION;   LEGEND  ON  CERTIFICATES;   SPECIAL
              RESTRICTION ON RESALE.

              The Purchaser agrees that until such time as a registration statement under the Securities Act of 1933, as amended (the "Securities Act") becomes effective with respect to the option and/or the stock, the Purchaser is taking this option and will take the stock underlying this option, for its own account, for investment and not with a view to the resale or distribution thereof. The Company shall have the right to place upon the face of any stock certificate or certificates evidencing shares issuable upon the exercise of this option such legend as the Company may prescribe for the purpose of preventing disposition of such shares in violation of the Securities Act.

       11. NOTICES. Any notices required or permitted to be given under this Agreement shall be given in writing to each other party and shall be deemed received by a party (a) when personally delivered to such party at its address as set forth below or (b) if sent by overnight courier, next day delivery, on the next business day following the date when given to the overnight courier service, addressed to such party as indicated below:

                                       6
Gagne:_________                                              Purchaser:_________

       If to the Escrow Agent:          Morse, Zelnick, Rose & Lander LLP
                                        405 Park Avenue
                                        New York, New York 10022
                                        Attention:  George Lander, Esq.

       If to the Purchaser:             EFH Partners, LLC
                                        c/o Morse, Zelnick, Rose & Lander LLP
                                        405 Park Avenue
                                        New York, New York 10022
                                        Attention: Mr. Steve Rabinovici

       With a copy to:                  Morse, Zelnick, Rose & Lander LLP
                                        405 Park Avenue
                                        New York, New York 10022
                                        Attention:  George Lander, Esq.

                                                       and

                                        Arnold P. Kling, Esq.
                                        545 Madison Avenue, 6th Floor
                                        New York, NY 10022

       If to Gagne:                     911 Lake Markham Preserve Trail
                                        Sanford, Florida 32771

       With a copy to:                  Goldstein & DiGioia LLP
                                        45 Broadway - 11th Floor
                                        New York, New York 10006
                                        Attention: Stanley R. Goldstein, Esq.


       12. HEADINGS. All headings are inserted for convenience of reference only and shall not affect the meaning or interpretation of any such provisions or of this Agreement, taken as an entirety.

       13. SEVERABILITY. If and to the extent that any court of competent jurisdiction holds any provision (or any part thereof) of this Agreement to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Agreement.

                                       7
Gagne:_________                                              Purchaser:_________

       14. NO NEGATIVE CONSTRUCTION AGAINST DRAFTING PARTY. The parties acknowledge that they are sophisticated and are represented by experienced, knowledgeable attorneys. The parties agree that the normal rules of construction to resolve ambiguities against the party whose counsel drafted this Agreement shall not be followed in the interpretation of this Agreement. Consequently, no negative inference or interpretation shall be made by a court in enforcing the provisions of this Agreement against the party whose attorney drafted this Agreement.

       15. CHANGES, WAIVERS, ETC. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but rather may only be changed by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

       16. GOVERNING LAW. All questions concerning the construction, validity and interpretation of this Agreement shall be governed and construed in accordance with the domestic laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

       17. BINDING EFFECTS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and assigns.

                                       8
Gagne:_________                                              Purchaser:_________

       18. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

       19. TRANSFERABILITY. This Option is not transferable by the Purchaser, provided that the Purchaser may transfer all or any portion of this Option to any of its members if, and only if (a) such transfer is made in compliance with the provision of the Securities Act and, (b) such transferee concurrently sends an Exercise Notice with respect to the portion of this Option transferred to such transferee.

       IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                EFH PARTNERS, LLC

                              By:________________________________
                                    Steven M. Rabinovici, Manager

                              GAGNE FIRST REVOCABLE TRUST

                              By:__________________________________
                                        Kevin M. Gagne, Trustee

                              Solely for evidencing its agreement to be bound by the provisions of Sections 5 and 8:

                              MORSE, ZELNICK, ROSE & LANDER, LLP

                              By:__________________________________
                                    George Lander, Partner


                                       9
Gagne:_________                                              Purchaser:_________

                                                                       EXHIBIT E
                                                                       ---------

                        EMPIRE FINANCIAL HOLDING COMPANY
                             FIRST IRREVOCABLE PROXY

                         Pursuant to Section 607.0722(5)
                   of the Florida Business Corporation Act

       The undersigned hereby appoints EFH Partners LLC, a Delaware limited liability company, as his proxy (the "Proxyholder"), to vote on my behalf at meetings of shareholders, and to express for me consent or dissent without a meeting, with respect to five hundred thousand shares of the common stock, $.01 par value, of Empire Financial Holding Company, a Florida corporation (the "Company"), owned by the undersigned (the "Proxy Shares") except, that, without the approval of the undersigned the Proxy Shares may not be voted in favor of
(i) the sale of all or substantially all of the assets of the Company, (ii) the merger of the Company with any other entity or (iii) authorizing a new Employee Stock Option Plan or increasing the number of shares of common stock available under any existing Employee Stock Option Plan.

       This proxy is coupled with an interest in that it is given to the Proxyholder in connection with an Option Agreement, dated May 23, 2005, between the undersigned and the Proxyholder (the "Option Agreement") pursuant to which the undersigned granted to the Proxyholder an option to purchase some or all of the Proxy Shares and this Proxy shall remain in effect until the earlier of the last day of the First Option Period (as defined in the Option Agreement) or termination of the Option Agreement.

       The Proxy Shares shall be subject to adjustment upon the occurrence of any one or all of the following events: (i) in accordance with the provisions of
Section 7(a) of the Option Agreement; and (ii) upon any exercise of the options granted to the Proxyholder under the First Option (as defined in the Option Agreement).

       The undersigned hereby revokes any other proxy heretofore given by me.

       This proxy is irrevocable.

Dated: May 23, 2005




                                        ----------------------------------------
                                        KEVIN M. GAGNE, as Trustee of the
                                        GAGNE FIRST REVOCABLE TRUST

                        EMPIRE FINANCIAL HOLDING COMPANY
                            SECOND IRREVOCABLE PROXY

                         Pursuant to Section 607.0722(5)
                   of the Florida Business Corporation Act

       The undersigned hereby appoints EFH Partners LLC, a Delaware limited liability company, as his proxy (the "Proxyholder"), to vote on my behalf at meetings of shareholders, and to express for me consent or dissent without a meeting, with respect to four hundred thousand shares of the common stock, $.01 par value, of Empire Financial Holding Company, a Florida corporation (the "Company"), owned by the undersigned (the "Proxy Shares") except, that, without the approval of the undersigned the Proxy Shares may not be voted in favor of
(i) the sale of all or substantially all of the assets of the Company, (ii) the merger of the Company with any other entity or (iii) authorizing a new Employee Stock Option Plan or increasing the number of shares of common stock available under any existing Employee Stock Option Plan.

       This proxy is coupled with an interest in that it is given to the Proxyholder in connection with an Option Agreement, dated May 23, 2005, between the undersigned and the Proxyholder (the "Option Agreement") pursuant to which the undersigned granted to the Proxyholder an option to purchase some or all of the Proxy Shares and this Proxy shall remain in effect until the earlier of the last day of the Second Option Period (as defined in the Option Agreement) or termination of the Option Agreement.

       The Proxy Shares shall be subject to adjustment upon the occurrence of any one or all of the following events: (i) in accordance with the provisions of
Section 7(a) of the Option Agreement; and (ii) upon any exercise of the options granted to the Proxyholder under the Second Option (as defined in the Option Agreement).

       The undersigned hereby revokes any other proxy heretofore given by me.

       This proxy is irrevocable.

Dated: May 23, 2005




                                        ----------------------------------------
                                        KEVIN M. GAGNE, as Trustee of the
                                        GAGNE FIRST REVOCABLE TRUST

                        EMPIRE FINANCIAL HOLDING COMPANY
                             THIRD IRREVOCABLE PROXY

                         Pursuant to Section 607.0722(5)
                   of the Florida Business Corporation Act

       The undersigned hereby appoints EFH Partners LLC, a Delaware limited liability company, as his proxy (the "Proxyholder"), to vote on my behalf at meetings of shareholders, and to express for me consent or dissent without a meeting, with respect to one hundred fifty thousand shares of the common stock, $.01 par value, of Empire Financial Holding Company, a Florida corporation (the "Company"), owned by the undersigned (the "Proxy Shares") except, that, without the approval of the undersigned the Proxy Shares may not be voted in favor of
(i) the sale of all or substantially all of the assets of the Company (ii) the merger of the Company with any other entity or (iii) authorizing a new Employee Stock Option Plan or increasing the number of shares of common stock available under any existing Employee Stock Option Plan.

       This proxy is coupled with an interest in that it is given to the Proxyholder in connection with an Option Agreement, dated May 23, 2005, between the undersigned and the Proxyholder (the "Option Agreement") pursuant to which the undersigned granted to the Proxyholder an option to purchase some or all of the Proxy Shares this Proxy and shall remain in effect until the earlier of the last day of the Third Option Period (as defined in the Option Agreement) or termination of the Option Agreement.

       The Proxy Shares shall be subject to adjustment upon the occurrence of any one or all of the following events: (i) in accordance with the provisions of
Section 7(a) of the Option Agreement; and (ii) upon any exercise of the options granted to the Proxyholder under the Third Option (as defined in the Option Agreement).

       The undersigned hereby revokes any other proxy heretofore given by me.

       This proxy is irrevocable.

Dated: May 23, 2005




                                        ----------------------------------------
                                        KEVIN M. GAGNE, as Trustee of the
                                        GAGNE FIRST REVOCABLE TRUST